Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel  :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

March 27, 2020

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Outcome of Board Meeting

In reference to our intimation dated March 23, 2020 and pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’), we would like to inform you that the Board of Directors of the Company at their meeting held on March 27, 2020, have approved borrowings by the Company, either through issuance of commercial papers, debentures, bonds and/or through bank credit lines, term loans including external commercial borrowings, as the Company may deem fit, up to an aggregate amount of Rs. 2,000 crores, in one or more tranches.

Further, the Board of Directors have also approved sale of the Contract Development and Manufacturing Organisation (CDMO) division of Custom Pharmaceutical Services (CPS) business of the Company, to our wholly owned step-down subsidiary, Aurigene Pharmaceutical Services Limited (APSL), on slump sale basis, for a consideration of USD 72 million (equivalent INR for USD by applying the conversion rate prevailing as on the date of execution of the transaction).

This is for your information and records.

With regards,

Vikas Sabharwal
Assistant Company Secretary